First Financial Bancorp

Investor Presentation

November 13, 2008

first financial bancorp

Forward-Looking Statement Disclosure

Certain statements that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). In addition, certain statements in future filings by First Financial with the Securities and Exchange Commission, in press releases, investor presentations, and in oral and written statements made by or with the approval of First Financial which are not statements of historical fact constitute forward-looking statements within the meaning of the Act.

Examples of forward-looking statements include, but are not limited to, projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items, statements of plans and objectives of First Financial or its management or board of directors, and statements of future economic performances and statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “intends,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, management’s ability to effectively execute its business plan; the risk that the strength of the United States economy in general and the strength of the local economies in which First Financial conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on First Financial’s loan portfolio and allowance for loan and lease losses; the ability of financial institutions to access sources of liquidity at a reasonable cost; the effects of and changes in policies and laws of regulatory agencies; inflation, interest rates, market and monetary fluctuations; technological changes; mergers and acquisitions; the ability to increase market share and control expenses; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board and the Securities and Exchange Commission; the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and the success of First Financial at managing the risks involved in the foregoing.

Such forward-looking statements speak only as of the date on which such statements are made, and First Financial undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

first financial bancorp

Investment Highlights

- Successfully executing strategic plan
- Stable and strong credit quality
  - Nonperforming loans / total loans: 0.53%*
- Capital management focus
  - Tangible equity / tangible assets: 7.13%*
- Strong liquidity position
- Expense management
  - YTD-2008 noninterest expense declined 4.5% to $85.3 million from $89.4 million YTD-2007

Corporate Overview (09/30/08)
Total Assets: $3.5 billion
Total Loans: $2.7 billion
Total Deposits: $2.7 billion
80 retail branch locations serving 9 regional markets in 53 communities in 3 states
1,052 FTEs

Trading Statistics
Nasdaq: FFBC
Shares Outstanding: 37.5 million
Market Capitalization (10/31/08): $504 million
Average Daily Trading Volume (YTD-2008): 178,000 shares

* YTD-2008

YTD-2008 = January 1, 2008 – September 30, 2008
YTD-2007 = January 1, 2007 – September 30, 2007

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Investor Presentation

Our History

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History

- First Financial Bank was founded in 1863
- 16 bank/thrift acquisitions from 1989 through 1999 resulted in multiple bank charters and brand identities
- Established Strategic (Rebuilding & Reorganization) Plan in March 2005
  - ✓ Consolidated and streamlined company to establish one charter and one brand identity
  - ✓ Restructured credit process
  - ✓ Restructured balance sheet
  - ✓ Exited non-strategic, high risk and unprofitable businesses and product lines
  - ✓ Renewed focus on expenses and efficiency
  - ✓ Upgraded infrastructure (physical, processes, technology)
  - ✓ Expanded market presence and recruited sales teams in regional metropolitan areas
  - ✓ Renewed focus on clients and sales growth

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Reorganization Plan - Timeline


03/14/2005
Strategic Plan Announced
09/23/2005
Fidelity Sale
11/10/2005
Mortgage Sale
11/26/2005
Dayton Market
02/16/2006
Balance Sheet Restructuring
05/09/2006
Branch Plan Announced
08/15/2006
Branch Sale/ Closures
08/31/2006
Problem Loan Sale
12/31/2006
Problem Loan Sale
06/01/2007
Mortgage Servicing to PHH Mortgage
11/28/2007
Increased Dividend
December 2007
Completed Rebuilding & Reorganization portion of Strategic Plan
August 2008
Established Indianapolis Commercial Team
January 2005
October 2008
Cincinnati Market Expansion
07/20/2005
Charter Consolidation
08/13/2005
Indirect Loan Sale
09/11/2005
Capital Plan
11/14/2005
Dutch Auction
12/14/2005
Performance Improvement Plan Announced
04/25/2006
Branding
06/30/2006 - 09/30/2006
Data Processing Conversion
10/26/2006
Merchant Portfolio Sale
10/05/2007
Moved to new Cincinnati Headquarters
December 2007

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Our Business

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Business Strategy

- Client "Intimate" Strategy
  - Strategic Focus: build long-term relationships with clients by identifying and meeting their financial needs
- Target clients
  - Individuals and small / mid-size private businesses located within the regional markets we serve
- Ohio, Indiana, Kentucky
  - Serving 9 regional markets / 53 communities
  - Each market is managed by experienced, local bankers
  - Markets are supported by centralized experts
- Organic growth focus supplemented by strategic acquisitions

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Markets


Northwest Indiana
North Central Indiana
Indianapolis - Indiana
South Central Indiana
Northern Ohio
Dayton / Middletown - Ohio
Butler / Warren County - Ohio
Cincinnati - Ohio
Northern Kentucky

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Growth Plan

- Primary focus and value creation is through organic growth in our key regional markets
- Acquisitions can advance market position and accelerate the timing of market share compared with an organic growth only strategy
  - Pricing must be disciplined and favorable compared with the longer-term organic growth only strategy
  - Ohio, Indiana and Kentucky where there is a strategic and geographic fit
  - Size and growth potential to help achieve corporate financial targets

Corporate Goals

- Top-quartile performance for all stakeholders

- Sustained and consistent excellence

- Commitment to growth

- Effective management of all risks

Our Operating Model

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- Retail Banking

- Commercial Banking

- Wealth Management

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Retail Banking


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- Strategic Focus
  - Retail consumer clients
  - Deposits
  - Select consumer lending activities
- 80 retail branch locations
- Serving 9 regional markets in 53 communities in 3 states
- Managed locally by experienced local bankers
- Supported centrally

first financial bancorp

Demographic Profile

Demographic Profile (First Financial Bancorp)												Data as of December 31, 2007
State	Market	Number of FFBC Branches	Total Deposits in Market ($000)	FFBC Deposits in Market ($000)	FFBC Deposit Market Share (%)	2007 Total Population (Actual)	Population Change 2000 - 2007 (%)	Projected Population Change 2007 - 2012 (%)	Median HH Income 2007 ($)	HH Income Change 2000 - 2007 (%)	Projected HH Income Change 2007 - 2012 (%)	
OH	Butler Warren	19	4,118,598	845,697	20.53	413,920	17.25	11.29	65,570	26.83	18.17	
OH	Cincinnati	3	28,105,556	50,590	0.18	807,987	(4.41)	(3.18)	50,444	22.98	15.75	
OH	Dayton Middletown	10	9,233,138	368,829	3.99	748,292	2.29	1.48	52,795	23.35	14.32	
KY	Kentucky	3	1,904,991	106,108	5.57	115,147	33.91	22.45	72,465	35.36	20.28	
IN	North Central Indiana	14	3,909,546	286,486	7.33	332,847	3.66	2.25	48,447	25.38	15.52	
OH	Northern Ohio	16	5,121,394	510,858	9.97	345,264	(0.46)	(0.04)	48,995	22.06	14.62	
IN	Northwest Indiana	7	6,884,171	481,892	7.00	501,095	3.41	2.44	53,867	28.36	17.85	
IN	South Central Indiana	8	3,218,814	151,231	4.70	169,922	3.07	2.05	51,225	22.43	15.19	
Totals		**80**	**62,496,209**	**2,801,691**	**4.48**	**3,434,474**						
Weighted Average							**3.64**	**2.36**	**53,716**	**24.84**	**16.02**	

Source: SNL Financial

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Commercial Banking

- Strategic Focus
  - Small / mid-size private businesses located within our regional markets
  - Commercial & Industrial
  - Commercial Real Estate
  - Deposits / Cash Management
- Sales Force
  - 9 Market Presidents
  - 44 Commercial Lenders
  - 11 Treasury Management Representatives

- First Financial Wealth Resource Group

- Strategic Focus

  - Target client has assets available for investment exceeding $750,000

  - Maintain existing client base

  - Increase share of wallet of existing client base

  - Integration with retail and commercial banking clients

  - Generate referrals from existing client base

  - Add client relationship staff in targeted markets

Financial Information

Earning Assets


Yield 6.59%
Yield 6.86%
Yield 5.98%
100%
75%
50%
25%
0%
18%
23%
16%
43%
15%
20%
15%
51%
13%
17%
13%
57%
Average FY-2006
Average FY-2007
Average YTD-2008
Commercial Loans & Leases
Consumer Loans
Residential Mortgages
Investments

Yield presented is not tax-equivalent
YTD-2008 = January 1, 2008 – September 30, 2008

Growth Since 2005*



- Gross loan CAGR* = 0.46% due to planned runoff in indirect loans and residential mortgages.

* December 31, 2005 through September 30, 2008

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Liability Mix


Yield 2.59%
Yield 2.92%
Yield 2.30%
100%
75%
50%
25%
0%
7%
40%
40%
13%
6%
41%
40%
13%
9%
39%
40%
13%
Average FY-2006
Average FY-2007
Average YTD-2008
Noninterest-Bearing Deposits
Interest-Bearing Deposits
Time Deposits
Borrowed Funds

YTD-2008 = January 1, 2008 – September 30, 2008

Noninterest Income

YTD-2008
Total Noninterest Income = $39.1 million
(excluding non-operating items)



- ■ Trust & I/A fees
- ■ Total Service Charges on Deposits
- ■ Gain on Mortgage Loan Sales
- ■ Bankcard Interchange Income
- ■ FHLMC Loss
- ■ Other Misc. Income

YTD-2008 = January 1, 2008 – September 30, 2008

first financial bancorp

Efficiency Ratio



YTD-2008 = January 1, 2008 – September 30, 2008

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Staff Expense

Full-Time Equivalent Personnel



1,400
1,200
1,000
800
600
400
200
0
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08

first financial bancorp

Capital

Ratio	3Q-08	3Q-08 pro forma for $80 million CPP	Target	Regulatory "well-capitalized" minimum
Tangible Equity to Tangible Assets	7.13%	9.22%	6.75% - 7.25%	N/A
Leverge Ratio	7.95%	10.03%	8.00% - 8.50%	5%
Total Risk-based Capital Ratio	10.89%	13.66%	11.50% - 12.00%	10%

- Excess capital of $80.8 million over regulatory "well-capitalized" levels
- Can support growth of up to $640.9 million
- Received preliminary approval to participate in the U.S. Treasury's voluntary Capital Purchase Program (CPP)
  - Approved for up to $80 million

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first financial bancorp

Investment Portfolio

September 30, 2008

- On-going review of various strategies to increase the size of the investment portfolio and its absolute level of earnings, while balancing capital and liquidity targets.
  - Increased the size of the portfolio by approximately $68 million since June 30, 2008
  - Portfolio selection criteria avoids securities backed by sub-prime assets and those with material geographical considerations

Summary:	% of Total	Book Value	Book Yield	Book Price	09/30/2008 Mark	Base Gain/ (Loss)
Agency's	12.3%	$ 65,751,716	5.29	99.82	101.03	$ 790,236
CMO's (Agency)	6.0%	32,181,491	4.78	99.55	100.00	144,866
CMO's (Private)	0.0%	118,707	4.05	99.52	99.78	(63)
MBS's (Agency)	65.8%	350,387,005	5.03	100.65	100.55	(361,173)
Agency Preferred	0.0%	198,000	-	0.99	0.99	-
Subtotal	84.2%	448,636,919	5.04	100.41	100.54	573,867
Municipal	8.4%	44,671,273	7.18	99.31	100.53	545,841
Other *	7.4%	39,456,585	5.25	100.77	100.48	(112,256)
Subtotal	15.8%	84,127,858	6.28	99.99	100.51	433,585
Total Investment Portfolio	100.0%	$ 532,764,777	5.24	100.34	100.53	$ 1,007,452

Net Unrealized Gain/(Loss)	**$ (1,007,452)**
Aggregate Gains	**$ 1,480,943**
Aggregate Losses	**$ 473,491**
Net Gain/(Loss) % of Book Value	**0.19%**

* Other includes $34 975,600 of regulatory stock

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Investment Portfolio

September 30, 2008

Sector Allocation


MBS's (Agency)
65.9%
CMO's (Private)
0.0%
CMO's (Agency)
6.0%
Agency's
12.3%
Other *
7.4%
Municipal
8.4%
Agency Preferred
0.8%

Credit Quality


Investment Grade
95.6%
Not Rated
4.3%
Non-Investment Grade
0.1%
Other Investment Grade
0.0%

* Other includes regulatory stock

Investment Grade = A-rated securities
Other Investment Grade = B-rated securities

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first financial bancorp

Credit

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first financial bancorp

Current Credit Management System
Market-based

Centralized

Market level


First Financial Bancorp
First Financial Bank
Chief Credit Officer
Executive Vice President Markets
Regional Credit Officers (2)
Central Documentation/ Filing
Market Presidents
Commercial Real Estate Specialist
Special Assets Collections
Commercial Lenders
Government Lending Specialist
Sr. Portfolio Credit Analyst
Credit Analysts
Small Business Banking
Administrative Assistants

- Credit quality metrics are within estimated range and remain stable

- Highlights the success of the restructured credit organization

  - Reflects discipline of originating loans within existing footprint, strong underwriting policies, and proactive management of resolution strategies for problem credits

			Credit Quality Trends					
	3Q-08	**2Q-08**	**1Q-08**	**2007**	**2006***	**2005**	**2004**	**2003**
Net Charge-Off Ratio	0.36%	0.40%	0.40%	0.24%	0.48%	0.30%	0.26%	0.69%
Nonperforming Loans / Loans	0.53%	0.57%	0.58%	0.56%	0.44%	1.08%	0.70%	0.96%
Reserve Ratio	1.14%	1.11%	1.14%	1.12%	1.10%	1.62%	1.61%	1.71%
Reserves / Nonperforming Loans	216.2%	192.5%	194.8%	197.9%	252.8%	149.8%	230.2%	177.9%

* Net of loan sale

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Building on Results

first financial bancorp

Building on Results

- Credit quality metrics consistent with expectations and within forecasted ranges
- Capital exceeds regulatory "well-capitalized" levels
  - Reduced credit risk on the balance sheet with the securitization of $58.5 million in residential mortgage loans into agency guaranteed, mortgage-backed securities collateralized by those assets
  - Evaluating the merits of a sale-leaseback transactions involving certain retail bank locations
  - Received preliminary approval to participate in the U.S. Department of the Treasury's voluntary Capital Purchase Program up to $80 million
- Net Interest Margin
  - YTD-2008 = 3.72% (3.79% fully tax equivalent)
  - Continued shift from consumer lending to commercial lending
  - Loan growth on plan
  - Deposits remain challenging
    - 3Q-08 linked-quarter and year-over-year growth in noninterest bearing and transaction deposits due to increased sales efforts
    - 3Q-08 linked-quarter and year-over-year declines in total deposits due to planned runoff in time deposits driven by disciplined pricing decisions
  - Well positioned for a rising rate environment

YTD-2008 = January 1, 2008 – September 30, 2008

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Building on Results

- Noninterest Income
  - Recorded YTD-2008 loss of $3.6 million related to FHLMC preferred stock holdings
  - Wealth Management
    - Investment advisory and trust fees, including assets under management impacted by lower equity market values related to overall market declines
- Noninterest Expense
  - YTD-2008 noninterest expense declined 4.5% to $85.3 million from $89.4 million YTD-2007
  - Continued area of emphasis
  - Excess capacity for planned growth
- Commercial Banking
  - Profitable growth with disciplined underwriting and pricing
  - Commercial loan growth ~ end of period loans up 14% to $1.8 billion on September 30, 2008 from $1.6 billion on September 30, 2007
- Growth in new and existing markets
  - Established commercial team in Indianapolis IN and expanded presence in Dayton OH market
  - Construction is underway on two new retail banking centers in Crown Point IN and Cincinnati OH

YTD-2008 = January 1, 2008 – September 30, 2008
YTD-2007 = January 1, 2007 – September 30, 2007

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Keys to Success / Challenges

- **Keys to Success**
  - Continued success in commercial lending
  - Continued management of credit quality
  - Continued focus on efficiency and expense management
  - Faster revenue growth

- **Challenges**
  - Managing the current interest rate environment
  - Margin ~ asset sensitive balance sheet
  - Economic slowdown ~ pressure on credit quality
  - Deposit growth ~ competitive landscape

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Full-Year 2008 Expectations

- Loans
  - Low single-digit growth
- Deposits
  - Mid-single-digit decline in total balances with transaction deposits increasing at a low, single-digit rate, and time deposits declining at a faster pace
- Net interest income is expected to stabilize
- Net interest margin between 3.67% and 3.75% on a non-tax equivalent basis
  - Previous expectations for margin recovery have been tempered by recent market interest rate declines
- Full-year net charge-offs
  - 30 to 40 basis points of average loans - likely toward the high end of this range
- Modest growth in noninterest income in selected areas
- Minimal or no growth in noninterest expense

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Investment Highlights

- Successfully executing strategic plan
- Stable and strong credit quality
  - Nonperforming loans / total loans: 0.53%*
- Capital management focus
  - Tangible equity / tangible assets: 7.13%*
- Strong liquidity position
- Expense management
  - YTD-2008 noninterest expense declined 4.5% to $85.3 million from $89.4 million YTD-2007

Corporate Overview (09/30/08)
Total Assets: $3.5 billion
Total Loans: $2.7 billion
Total Deposits: $2.7 billion
80 retail branch locations serving 9 regional markets in 53 communities in 3 states
1,052 FTEs

Trading Statistics
Nasdaq: FFBC
Shares Outstanding: 37.5 million
Market Capitalization (10/31/08): $504 million
Average Daily Trading Volume (YTD-2008): 178,000 shares

* YTD-2008

YTD-2008 = January 1, 2008 – September 30, 2008
YTD-2007 = January 1, 2007 – September 30, 2007

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Leadership

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Claude E. Davis

President & Chief Executive Officer

Claude E. Davis joined the company as President, Chief Executive Officer, and a member of the Board of Directors in October 2004. Mr. Davis also serves as Chairman on the Board of Directors of First Financial Bank. Prior to joining the company, he was Senior Vice President at Irwin Financial Corporation and Chairman of Irwin Union Bank and Trust (the company's lead bank), positions he held since May 2003. Earlier in his career, he served as President of Irwin Union Bank and Trust for seven years. Mr. Davis began his career as a CPA with the public accounting firm Coopers & Lybrand.

C. Douglas Lefferson

Executive Vice President & Chief Operating Officer

C. Douglas Lefferson was appointed Executive Vice President and Chief Operating Officer in April 2005. Prior to his current appointment, Mr. Lefferson served as Executive Vice President and Chief Financial Officer, a position he was appointed to in December 2004, after having served as Senior Vice President and Chief Financial Officer since January 2002. Mr. Lefferson has spent his entire career in the banking industry in various positions within First Financial Bancorp and First Financial Bank.

J. Franklin Hall

Executive Vice President & Chief Financial Officer

J. Franklin Hall was appointed Executive Vice President and Chief Financial Officer in April 2005. Prior to his current appointment, Mr. Hall served as First Vice President, Controller, and Director of Finance. He joined First Financial in June 1999. Prior to joining the company, he was with Firstar Bank, N.A. (now known as US Bancorp) in Cincinnati, Ohio. Mr. Hall is a CPA and also worked in the audit division of Ernst & Young, LLP.

Gregory A. Gehlmann

Senior Vice President, General Counsel

Gregory A. Gehlmann joined the company in June 2005 as Senior Vice President and General Counsel. Mr. Gehlmann also served as Chief Risk Officer for the company from July 2006 to July 2008. Prior to joining the company, he practiced law for 16 years in Washington, D.C. Mr. Gehlmann served as partner/counsel at Manatt, Phelps & Phillips, LLP, Washington, D.C., where he was counsel to public and private companies, as well as investors, underwriters, directors, officers, and principals regarding corporate securities, banking, and general business and transactional matters.

Samuel J. Munafo

Executive Vice President, Banking Markets

Samuel J. Munafo serves as Executive Vice President and is responsible for the company's banking markets. Mr. Munafo served as President and Chief Executive Officer of Community First Bank & Trust from 2001 until March 2005, when he became the President of First Financial Bank. From 1998 to 2001, he served as President and Chief Executive Officer of Indiana Lawrence Bank. Mr. Munafo has spent his entire career with various First Financial companies.

Richard Barbercheck

Senior Vice President & Chief Credit Officer

Richard Barbercheck joined the company in 2005 as Senior Vice President and Chief Credit Officer. Mr. Barbercheck oversees risk management which includes commercial and consumer credit, regulatory and compliance, operational and market risk. Prior to joining the company, he was with Irwin Financial Corporation in Columbus, Indiana, where he managed the credit risk evaluation group. Earlier in his career his served as President of a small bank in Indiana from 1993 until 1998. Mr. Barbercheck has a total of 24 years of banking experience, including commercial lending and credit administration.

John Sabath

Senior Vice President & Chief Risk Officer

John Sabath joined the company in 2005 as Regulatory Risk Manager and was later promoted to Senior Risk Officer and First Vice President. In August 2008, Mr. Sabbath was appointed Senior Vice President and Chief Risk Officer with responsibility for management of the company's risk management function which includes commercial and retail credit, compliance, operational, market, strategic and reputation risk. Prior to joining the company, he was with Fifth Third Bank in the enterprise risk group. Earlier in his career, Mr. Sabbath held positions at the Federal Reserve Bank of Cleveland, National City Bank and Star Bank (now known as US Bancorp).

Michael Cassani

Senior Vice President & Chief Administrative Officer

Michael Cassani joined the company in August 2007 as Senior Vice President and Chief Administrative Officer, overseeing the company's Wealth Resource Group. Prior to joining the company, Mr. Cassani served as President of Fund Project Services, Inc., a financial project management and consulting firm that he co-founded in 1998. Prior to that, he served as Mutual Funds Product Manager at Fifth Third Bank, and as Institutional Investment Officer at Roulston and Company. Earlier in his career, Mr. Cassani served as an Investment Representative at two different company's located in the Chicago area.



first financial bancorp

About First Financial Bancorp

First Financial Bancorp is a Cincinnati, Ohio based bank holding company with $3.5 billion in assets. Its banking subsidiary, First Financial Bank, N.A., founded in 1863, provides retail and commercial banking products and services, and investment and insurance products through its 80 retail banking locations in Ohio, Kentucky and Indiana. The bank's wealth management division, First Financial Wealth Resource Group, provides investment management, traditional trust, brokerage, private banking, and insurance services, and has approximately $1.9 billion in assets under management. Additional information about the company, including its products, services, and banking locations, is available at www.bankatfirst.com.